SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    X       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the fiscal year ended December 30, 1999

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the transition period from                  to
                               ----------------    ----------------


                          Commission file number 1-3950




                      FORD MOTOR COMPANY SAVINGS AND STOCK
                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 30, 1999 and 1998.

     Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 30, 1999.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 30, 1999.

     Schedule II - Reportable Transactions for the year ended December 30, 1999.


                                     Exhibit
                                     -------

Designation                 Description                      Method of Filing
-----------                 -----------                      ----------------

Exhibit 23     Consent of PricewaterhouseCoopers LLP     Filed with this Report.




                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                     SAVINGS AND STOCK INVESTMENT PLAN
                                       FOR SALARIED EMPLOYEES


                                     By: /s/Sheryl Herrick
                                        ----------------------------------
                                        Sheryl Herrick, Chairperson
                                        Savings and Stock Investment
                                        Plan for Salaried Employees Committee



June 26, 2000

                                  EXHIBIT INDEX
                                  -------------


                                                                  Sequential
                                                                  Page Number
Designation                       Description                    at Which Found
-----------                       -----------                    --------------


Exhibit 23          Consent of PricewaterhouseCoopers LLP

                          Ford Motor Company
                          Savings and Stock Investment
                          Plan for Salaried Employees
                          Report on Audits of Financial Statements and Supplemental Schedules
                          For the Year Ended December 30, 1999 and for the period January 1, 1998 through December 30, 1998

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Contents
------------------------------------------------------------------------------
         Pages

Report of Independent Accountants..............................................1


Financial Statements
Statement of Net Assets Available for Plan Benefits
as of December 30, 1999 and 1998...............................................2

Statement of Changes in Net Assets Available for Plan
Benefits for the year ended December 30, 1999..................................3

Notes to Financial Statements...............................................4-12


Additional Information
Schedule I - Schedule of Assets Held for Investment Purposes
as of December 30, 1999....................................................13-14

Schedule II- Reportable Transactions for the year ended December 30, 1999..15-16

                        Report of Independent Accountants


To the Board of Directors of
Ford Motor Company


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ford Motor Company Savings and Stock Investment Plan (the "Plan") at December 30, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 14, 2000

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Statement of Net Assets Available for Plan Benefits
as of December 30, 1999 and 1998
-------------------------------------------------------------------------------



                                                                                1999                  1998
Assets
Investments, at fair value                                                   $15,434,400,096       $14,831,454,618
Loan funds receivable                                                            143,204,943           143,790,370
                                                                             ---------------       ---------------

      Total assets                                                           $15,577,605,039       $14,975,244,988
                                                                             ---------------       ---------------
Liabilities
Employee stock ownership plan, loan payable                                  $   505,649,084         $ 244,654,704
Employee stock ownership plan, interest payable                                    1,282,101             1,454,966
                                                                             ---------------       ---------------
      Total liabilities                                                          506,931,185           246,109,670
                                                                             ---------------       ---------------

      Net assets available for plan benefits                                 $15,070,673,854       $14,729,135,318
                                                                             ---------------       ---------------

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 30, 1999
-------------------------------------------------------------------------------

                                                     Nonparticipant-
                                                        Directed
                                                          Fund
                                                   --------------------

                                                          Ford                 Participant-
                                                          Stock                  Directed
                                                          Fund                    Funds                Total
Additions
   Additions to net assets contributed to
     Investment income
      Net appreciation (depreciation)
       in fair value of investments                    $ (595,232,805)       $   746,413,776         $  151,180,971
      Interest and dividend income                         302,272,554           388,578,354            690,850,908
                                                       ---------------       --------------------    --------------
                                                         (292,960,251)         1,134,992,130            842,031,879
     Contributions
      Employee contributions                               156,076,654           206,344,295            362,420,949
      Company contributions on behalf of
       employees                                             2,442,870             8,468,595             10,911,465
      Company matching                                     163,420,207             1,260,128             164,680,335
                                                       ---------------       --------------------    ---------------
                                                           321,939,731           216,073,018             538,012,749
     Other additions
      Loan repayment (principal)                            30,024,360          (30,024,360)                       -
      Loan repayment (interest)                              5,664,467             6,447,244              12,111,711
      Transfers in from other plan                           1,589,283            24,693,336              26,282,619
                                                       ---------------       --------------------    ---------------
                                                            37,278,110             1,116,220              38,394,330
     Total additions                                        66,257,590         1,352,181,368           1,418,438,958

Deductions
   Deductions from net assets attributed to
     Withdrawal of participants'
      accounts                                           (466,797,336)         (549,457,895)          (1,016,255,231)
     Net transfers between funds                         (114,501,410)           114,501,410                       -
     Loan funds transferred (out) in                      (33,598,504)            33,598,504                       -
     Administrative expense                                          -           (2,133,379)          (2,133,379)
     Interest expense                                     (11,362,571)                     -             (11,362,571)
     Transfer out to other plans                          (45,179,620)           (1,969,621)             (47,149,241)
                                                       ---------------       --------------------    ----------------
     Total deductions                                    (671,439,441)         (405,460,981)          (1,076,900,422)

     Net increase (decrease)                             (605,181,851)           946,720,387             341,538,536
                                                       ---------------       --------------------    ----------------
Net assets available for benefits
   Beginning of year                                     8,574,541,332         6,154,593,986          14,729,135,318
                                                       ---------------       --------------------    ---------------

   End of year                                         $ 7,969,359,481       $ 7,101,314,373         $15,070,673,854
                                                       ---------------       --------------------    ---------------

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

     1.   Description of the Plan

          The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") provides only general information. The Plan was established effective February 1, 1956. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the plan agreement. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

          Type and purpose of the plan
          The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

          Eligibility
          With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan twelve months after their original date of hire. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

          Contributions
          The Plan has both a Pre-Tax Program and an After-Tax Program. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in their pre-tax base salary up to 15%. Participants may also elect reductions in their distributions under the Company's Performance Bonus Plan and Flexible Compensation Account program. A contribution in an amount corresponding to each reduction is made by the Company on their behalf to the Plan. Such contributions are excluded from the participants' taxable income and are classified as Company contributions on behalf of employees. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10% of their base monthly salaries to the Plan on an after-tax basis. These after-tax contributions are classified as employee contributions. The investment programs are the same for all savings contributions.

          Effective January 1, 1994, the Company began matching at the rate of $.60 for each dollar of contributions up to 10% of participants' base salaries. All Company matching contributions are invested in the Ford Stock Fund. Contributions to the Pre-Tax Program from the Performance Bonus Plan and Flexible Compensation Account Program are not eligible for the Company match.

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

   1.   Description of the Plan (continued)

          Participant accounts
          Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and
          (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Per the plan agreement, certain fund options charge redemption fees on transfers of funds which are paid by the participants. These redemption fees are charged to the individual participant account fund assets. The fees totaled approximately $173,000 and $119,000 for the year ended December 30, 1999 and for the period January 1, 1998 through December 30, 1998, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Vesting and distributions
          Pre-Tax Program assets, After-Tax Program assets and assets resulting from Company matching contributions (Ford Stock Fund) are accounted for separately.

          Company matching contributions vest five years after the original date of hire. At that time, all assets attributable to Company matching contributions held in participants' accounts become vested, and all future contributions vest when they are made.

          Pre-Tax Program assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship.

          Investment options and participation
          Participant contributions are invested in accordance with the participant's election in one or more of several investment options. The types of investment options, and the number of participants in each option at December 30, 1999, are as follows:


                                                                                                     Participants
          Ford Stock Fund                                                                                  63,930
          Interest Income Fund                                                                             26,384
          Common Stock Fund                                                                                18,129
          Other                                                                                           152,654

          The Ford Stock Fund is an investment in Ford common stock with a portion of the Fund's assets being invested in short-term investments.

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
     1.   Description of the Plan (continued)

          Investment options and participation (continued)
          The Interest Income Fund is a broadly diversified, stable value investment fund. The Interest Income Fund invests in a diversified portfolio of fixed income securities, including investment contracts with insurance companies and other organizations. During 1999 and 1998, the Plan entered into five benefit-responsive investment contracts with various companies. The contracts are included in the financial statements at their contract values as reported to the Plan by the companies. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

          There were no reserves against contract value for credit risk of the contract issuer or otherwise during 1999 or 1998. The average yield and crediting interest rates were approximately 5.73% for 1999 and 6.4% for 1998. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

          The Common Stock Fund is a broadly diversified, passively managed equity fund administered by Comerica Bank. Fund assets are invested in stocks through a series of Comerica Bank commingled pools.

          Details of investments  held as of December 30,  1999 are set forth in
          Schedule I - Schedule of Assets Held for Investment Purposes.

          Transfer of assets
          The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers from the Stable Value Income Fund.

          Loans
          The Plan permits loans to participants from both their Pre-Tax and After-Tax Program accounts with certain restrictions related to loans from the Stable Value Income Fund. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
     1.   Description of the Plan (continued)

          Forfeitures and plan administration expenses
          The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company's future contributions to the Plan. To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly. Participant forfeitures amounted to approximately $1,430,000 and $1,306,000 for the year ended December 30, 1999 and the plan year 1998, respectively, of which approximately $1,960,000 and $496,000, respectively, were used to pay plan administrative expenses.

          Employee stock ownership plan
          The Plan operates, in part, as a leveraged employee stock ownership plan (ESOP) and is designed to comply with Section 4975 (e) (7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

          The Plan purchased Company common shares using the proceeds of a loan from the Company and held the shares in an ESOP trust account established under the Plan. The borrowings are to be repaid quarterly over the period ended December 3, 2001.

          As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employee accounts. The shares vest fully upon allocation. The borrowings are collateralized by the unallocated shares of stock.

     2.   Summary of Significant Accounting Policies

          Basis of accounting
          The financial statements of the Plan are prepared under the accrual method of accounting.

          Investments
          The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value.

          Contributions
          Contributions to the Plan from employees and from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from plan participants.

          Payment of benefits
          Benefits are recorded when paid.

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

     2.   Summary of Significant Accounting Policies (continued)

          Use of estimates in the preparation of financial statements
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

          Risks and uncertainties
          The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

          Other
          Purchases  and sales of  investments  are  reflected  on a  trade-date
          basis.   Realized  gains  and  losses  on  sales  of  investments  are determined using specific identification.

          Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     3.   Investments

          The following present investments that represent 5% or more of the Plan's net assets.

                                                                                 1999                 1998
          Interest Income Fund                                                 $1,872,912,595      $1,943,846,881
          Ford Stock Fund                                                       7,969,359,481       8,574,541,332
          Common Stock Fund                                                     1,430,806,664       1,254,879,233


          The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments. During 1999, the Plan's investments appreciated in value by $151,180,971 as follows:

          Mutual funds                                                                              $  429,855,030
          Common stock                                                                                (606,595,406)
          Common and commingled trust fund                                                             327,921,347
                                                                                                    ---------------

                                                                                                    $  151,180,971
                                                                                                    ---------------


Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
     4.   Plan Amendment

          During 1999, the Plan was amended to reduce the participation waiting period from twelve months after the original date of hire to the first day of the second month following the date of hire, effective January 1, 2000. The Company matching contributions, however, will continue to be provided after twelve months of service. The Plan was also amended to permit participants to contribute up to 25% of salary on either or both a pre-tax or after-tax basis, effective April 1, 2000.

          During 1998 Plan year, the year-end was amended from December31 to December 30. The Plan was also amended to give the Board of Directors authority to establish and vary the maximum rate for Company matching contributions under the Plan without shareholder approval.

     5.   Employee Stock Ownership Plan

          Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan ("ESOP"). All shares of Company stock in the Plan at any time, including all shares allocated to participants' accounts and shares held in an ESOP suspense account, and forfeited shares are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

          The Plan obtained loans from the Company to purchase shares of company stock for quarterly allocation. The following summarizes the loans taken out by the Plan:

                                   Original                             Total           Number of          Date of
                                   principle          Interest         quarterly        quarterly           first
          Date of loan              balance             rate           payments          payments          payment
             12/17/99           $ 505,649,084            6.52%      $ 67,817,343                8          03/01/00
             11/25/98              26,403,776            5.00%         5,418,883                5          12/01/98
             08/27/98             107,797,613            5.72%        18,629,451                6          09/01/98
             12/30/97             293,053,220            8.50%        39,999,202                8          03/02/98

          All of the loans matured on December 1, 1999, except for the December 17, 1999 loan which will mature on December 3, 2001.

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
     5.   Employee Stock Ownership Plan (continued)

          The Company shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly dividend payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. As of December 30, 1999 and 1998, the share activity is as follows:


                                                         1999                                  1998
                                         -------------------------------------  ------------------------------------
                                            Allocated          Unallocated         Allocated         Unallocated
          Ford Motor Company common
           shares
          Number of shares                     5,338,419           2,709,700          3,376,071          5,239,021
          Cost                             $ 246,807,955       $ 140,385,247       $153,460,001      $ 241,459,866

          Cash dividends earned on Company stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

          The following highlights certain ESOP activity:

                                                                                                         1999
                                                                                                    loan activity
          Shares purchased with loan cash                                                                8,048,119
          Cost of shares purchased with loan cash                                                    $ 387,193,202
          Loan principal paid                                                                          244,654,704
          Loan interest paid and accrued                                                                12,817,538




     6.   Tax Status

          The Internal Revenue Service has determined and informed the Company by letter dated December 13, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
     7.   Plan Termination

          The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. There are currently no plans to terminate the Plan.

     8.   Other

          Differences between the data shown on pages 2 and 3 of this report and the 1998 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.

          On March 2, 1998, the Board of Directors of the Company approved the spin-off of all of the Company's 80.7 percent interest in the Associates First Capital Corporation (the "Associates") by declaring a dividend on the Company's outstanding shares of Common and Class B stock. The Board of Directors also declared a dividend in cash on shares of Company stock held in employee savings plans. The cash distribution was equal on a per share basis to the value of the Associates stock that was distributed to Ford Common and Class B stockholders, i.e., $22.12 for each share of Company stock owned as of the record date. Both the spin-off dividend and the cash dividend were paid on April 7, 1998 to stockholders of record on March 12, 1998.

          Participants with assets in the Ford Stock Fund under the Plan had the option to take all or part of the cash distribution out of the Plan in cash. They also could elect to reinvest all or a portion of the cash distribution in the Plan's investment options, except the Associates Stock Fund or the Stable Value Income Fund. If no election was made, the cash distribution was invested according to the participant's asset allocation at the close of the market on March 11, 1998.

          $1,643,056,165 of the amount of the cash distribution attributable to the Ford Stock Fund under the Plan was invested in the Ford Stock Fund, $670,227,982 was invested in other Plan options and $228,450,819 was paid out in cash directly to Plan participants.

          During the period between the record date and the distribution date, participants' Ford Stock Fund account balances under the Plan did not include the value of the cash distribution. Following payment of the cash distribution, the Ford Stock Fund held a much higher level of short-term cash instruments until the proceeds of the cash distribution could be reinvested in Ford Common Stock in an expeditious and prudent manner.

          As of March 3, 1998, the Associates Stock Fund became a "sell-only" fund, and after December 31, 1999, was closed.

Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
     9.   Subsequent Events

          During April 2000, the Board of Directors of the Company approved the Value Enhancement Plan. This plan allows Ford shareholders to exchange their current Ford common and Class B shares for new Ford common and Class B shares. In addition, shareholders will have the right to receive either $20 cash per share or the equivalent value in new Ford common shares or a combination of cash and new Ford shares. The total cash distribution will be limited to $10 billion. This action is subject to review by the Securities and Exchange Commission and shareholder approval. This plan is expected to be completed during the summer of 2000.

          In addition, during April 2000, the Board of Directors of the Company also approved an independence plan for Visteon Corporation whereby the Company will distribute its 100% interest in Visteon to Ford common and Class B shareholders. Shareholders will receive a distribution of Visteon stock on June 28, 2000 based on the number of Ford shares they own and the total number of Ford shares outstanding on June 12, 2000.The Board of Directors also declared a dividend in cash on shares of the Company's stock held in certain employee savings plans. This cash distribution will be equal, on a per share basis, to the value of Visteon stock to be distibuted to other shareholders.



                                                                                                             Additional Information
                                                                                                                         Schedule I
Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27a - Schedule of Assets Held for Investment Purposes
As of December 30, 1999
-----------------------------------------------------------------------------------------------------------------------------------


(a)              (b)                                       (c)                                 (d)                (e)
                                                Description of investment
      Identity of issuer,                       including maturity date,
      lessor, borrower or                     rate of interest, collateral,
      similar party                               par or maturity value                       Cost**         Current value
*     Fidelity Investments        Interest Income Fund, 1,872,912,595 units                    $       -     $ 1,872,912,595
*     Fidelity Investments        T. Rowe Price Spectrum Growth Fund,
                                  604,030 units                                                                   10,618,855
*     Fidelity Investments        Scudder International Fund, 490,016 units                                       34,668,638
*     Fidelity Investments        Vanguard LifeStrategy Conservative
                                   Growth Fund, 644,146 units                                                      9,733,052
*     Fidelity Investments        T. Rowe Price Spectrum Income Fund,
                                  1,927,720 units                                                                 20,665,162
*     Fidelity Investments        Scudder International Bond Fund, 145,028 units                                   1,422,721
*     Fidelity Investments        Vanguard LifeStrategy Moderate
                                   Growth Fund, 591,829 units                                                     10,747,613
*     Fidelity Investments        T. Rowe Price New Horizons Funds, 2,414,878 units                               65,515,637
*     Fidelity Investments        Scudder Global Fund, 384,090 units                                              11,972,099
*     Fidelity Investments        Vanguard LifeStrategy Growth Fund,
                                  506,616 units                                                                   10,826,392
*     Fidelity Investments        T. Rowe Price International Stock Fund,
                                  2,488,338 units                                                                 47,203,779
*     Fidelity Investments        Scudder Global Discovery Fund, 405,198 units                                    14,299,436
*     Fidelity Investments        Vanguard 500 Index Fund, 3,296,016 units                                       444,599,601
*     Fidelity Investments        T. Rowe Price International Discovery
                                   Fund, 1,350,118 units                                                          49,589,817
*     Fidelity Investments        Scudder Income Fund, 527,139 units                                               6,467,995
*     Fidelity Investments        Vanguard Value Index Fund, 1,298,267 units                                      29,561,533
*     Fidelity Investments        T. Rowe Price New Asia Fund, 3,503,919 units                                    35,074,226
*     Fidelity Investments        Scudder Growth and Income Fund, 1,278,257 units                                 33,899,389
*     Fidelity Investments        Vanguard Growth Index Fund, 6,356,338 units                                    250,249,014
*     Fidelity Investments        T. Rowe Price High Yield Fund, 3,440,442 units                                  26,999,508
*     Fidelity Investments        Scudder Greater Europe Growth Fund,
                                  1,848,809 units                                                                 65,762,149
*     Fidelity Investments        Vanguard Explorer Fund, 204,576 units                                           13,837,525
*     Fidelity Investments        T. Rowe Price New Era Fund, 248,124 units                                        5,337,138
*     Fidelity Investments        Scudder Japan Fund, 4,047,425 units                                             66,215,865
*     Fidelity Investments        Vanguard International Value Fund, 220,693 units                                 6,428,795
*     Fidelity Investments        T. Rowe Price Latin America Fund, 1,563,062 units                               16,896,703
*     Barclays Global Investors   Bond Fund, 4,111,292 units                                                      62,409,410
*     Ford Motor Company          Ford Stock Fund, 472,118,453 units                           3,801,842,969   7,969,359,481
*     Comerica Bank, N. A.        Common Stock Fund, 18,772,063 units                                          1,430,806,664
*     Ford Motor Company          Associates Stock Fund, 727,146 units                                             8,858,610
*     Fidelity Investments        Fidelity Funds, 2,059,718 units                                                 87,373,243
*     Fidelity Investments        Fidelity Puritan Fund, 1,705,638 units                                          32,373,018
*     Fidelity Investments        Fidelity Trend Fund, 116,169 units                                               8,271,254
*     Fidelity Investments        Fidelity Magellan Fund, 2,780,734 units                                        378,374,414
*     Fidelity Investments        Fidelity Contrafund, 6,722,934 units                                           400,955,790
*     Fidelity Investments        Fidelity Equity-Income Fund, 1,312,057 units                                    69,722,688
*     Fidelity Investments        Fidelity Growth Company Fund, 3,703,107 units                                  311,320,177
*     Fidelity Investments        Fidelity Investment Grade Bond Fund,
                                  4,169,138 units                                                                 28,808,745
*     Fidelity Investments        Fidelity Growth and Income Portfolio,
                                  6,456,906 units                                                                303,861,993
*     Fidelity Investments        Fidelity Value Fund, 915,297 units                                              39,476,770
*     Fidelity Investments        Fidelity Government Income Fund, 3,583,401 units                                33,612,303
*     Fidelity Investments        Fidelity Retirement Growth Fund, 2,038,010 units                                52,295,331

                                                                                                             Additional Information
                                                                                                                         Schedule I
Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27a - Schedule of Assets Held for Investment Purposes
As of December 30, 1999
-----------------------------------------------------------------------------------------------------------------------------------

(a)              (b)                                       (c)                                 (d)                (e)
                                                Description of investment
      Identity of issuer,                       including maturity date,
      lessor, borrower or                     rate of interest, collateral,
      similar party                               par or maturity value                       Cost**         Current value
*     Fidelity Investments        Fidelity Overseas Fund, 614,788 units                                           29,411,437
*     Fidelity Investments        Fidelity Europe Fund, 652,276 units                                             24,342,957
*     Fidelity Investments        Fidelity Pacific Basin Fund, 1,348,288 units                                    38,682,381
*     Fidelity Investments        Fidelity Real Estate Investment Portfolio Fund,
                                  599,626 units                                                                    8,778,527
*     Fidelity Investments        Fidelity Balanced Fund, 907,223 units                                           13,898,656
*     Fidelity Investments        Fidelity International Growth and Income Fund,
                                  312,480 units                                                                    9,365,036
*     Fidelity Investments        Fidelity Capital Appreciation Fund, 1,163,517 units                             34,451,732
*     Fidelity Investments        Fidelity Canada Fund, 70,513 units                                               1,376,414
*     Fidelity Investments        Fidelity Utilities Fund, 1,497,682 units                                        38,235,832
*     Fidelity Investments        Fidelity Asset Manager, 1,068,915 units                                         19,603,900
*     Fidelity Investments        Fidelity Worldwide Fund, 821,961 units                                          16,291,274
*     Fidelity Investments        Fidelity Stock Selector, 1,171,819 units                                        37,216,966
*     Fidelity Investments        Fidelity Asset Manager Growth, 1,250,438 units                                  24,458,567
*     Fidelity Investments        Fidelity Asset Manager Income, 1,223,789 units                                  14,893,515
*     Fidelity Investments        Fidelity Dividend Growth Fund, 6,912,743 units                                 199,501,758
*     Fidelity Investments        Fidelity New Markets Income Fund, 602,374 units                                  6,638,166
*     Fidelity Investments        Fidelity Global Balanced Fund, 96,558 units                                      1,947,575
*     Fidelity Investments        Fidelity Small Capital Selector Fund, 1,744,680 units                           27,618,278
*     Fidelity Investments        Fidelity International Bond Fund, 158,292
                                   units                                                                           1,370,812
*     Participant Loans           Participant loans, interest rates varying from
                                   6 to 12.5 percent                                                             143,204,943
                                                                                                           ------------------

                                                                                                            $ 15,070,673,854
                                                                                                           ------------------


Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1999. Current values also include interest and dividends receivable.

*Denotes party-in-interest
** Cost for participant directed funds are not required per Department of Labor Reporting


                                                                                                             Additional Information
                                                                                                                     Schedule II
Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27d - Schedule of Reportable Transactions
For the Year Ended December 30, 1999
-----------------------------------------------------------------------------------------------------------------------------------

Identity of      Description             Purchase         Selling    Lease  Expenses  Cost of       Current value       Net gain
party involved   of asset                price            price      rental incurred  asset           of asset          or (loss)

REPORTING       Single transaction in
CRITERION I     excess of five percent
                of current value of
                plan assets.

                None.

REPORTING       Series of transactions
CRITERION II    in other securities in
                excess of five current
                value of plan assets.

                None.

REPORTING       Series of transactions
CRITERION III   in excess of five percent
                of value of plan assets.

Fidelity        Interest Income Fund
Investments       256 Purchases          $ 4,575,946,910                              $ 4,575,946,910   $ 4,575,946,910
                  253 Sales                               $ 4,651,684,667               4,651,684,667     4,651,684,667

                T. Rowe Price New Asia
                Fund
                  251 Purchases             404,568,203                                 393,634,524                     $  7,067,437
                  249 Sales                                   400,701,961                                   400,701,961

                Scudder Japan Fund
                  251 Purchases             637,989,867                                 590,282,077                       14,755,814
                  250 Sales                                   605,037,891                                   605,037,891

                Ford Stock Fund
                  251 Purchases           4,444,230,618                               3,580,630,808                      865,318,479
                  252 Sales                                 4,445,949,287                                 4,445,949,287



                                                                                                             Additional Information
                                                                                                                     Schedule II
Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27d - Schedule of Reportable Transactions
For the Year Ended December 30, 1999
-----------------------------------------------------------------------------------------------------------------------------------

Identity of      Description             Purchase         Selling    Lease  Expenses  Cost of       Current value       Net gain
party involved   of asset                price            price      rental incurred  asset           of asset          or (loss)


REPORTING       Single transactions with
CRITERION IV    a nonregulated entity in
                excess percent of current
                value of plan assets.

                None.
